GRANITE FALLS ENERGY, LLC 15045 HIGHWAY 23 SE • P.O. BOX 216 • GRANITE FALLS, MN • 56241-0216 PHONE: 320-564-3100 • FAX: 320-564-3190
March 11, 2010
U.S. Securities and Exchange Commission
Dale Welcome, Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:	Granite Falls Energy, LLC
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended January 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 30, 2009
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Form 10-K for the Fiscal Year Ended October 31, 2009
File No. 000-51277
Dear Mr. Welcome:
We are in receipt of your letter dated February 26, 2010 providing comments to the above-reference periodic reports for the Company. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. To facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.
Form 10-K for the Fiscal Year Ended October 31, 2008
Exhibit 31 — Section 302 Certifications
Exhibit 32 — Section 906 Certifications
1.	We remind you to amend your Form 10-K to provide appropriately dated certificaions, as requested in comment #8 of our letter dated October 27, 2009. Please note that your amended Form 10-K is required to include the entire periodic report.

RESPONSE: Thank you for the reminder. We will revise our Section 302 certifications and Section 906 certifications and amend the 10-K for the fiscal year ended October 31, 2008 no later than March 19, 2010.

Form 10-K for the Fiscal Year Ended October 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 30
2. In your letter dated November 10, 2009, you indicated that in future filings you would disclose the additional tabular disclosures of revenue sources and additional data, including volumes sold, that impacted your results, as previously provided in your Forms 10-Q. It does not appear that the additional data table was provided in your current Form 10-K. As this disclosure provides your unitholders with meaningful information as to the items impacting your results of operations, please revise your future Exchange Act filings to provide such additional data.
RESPONSE: We will revise our further filings to include such additional data.
The Company hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Stacie Schuler

Stacie Schuler Chief Financial Officer